FOR IMMEDIATE RELEASE

VUANCE LTD. (FORMERLY SUPERCOM LTD.)
ANNOUNCES FIRST QUARTER OPERATING RESULTS

Revenues Up 33%; Non-GAAP Operational Loss Narrowed

- Continued Growth in IRMS Business -

Qadima, ISRAEL, and McLean, VIRGINIA - May 29, 2007 - Vuance, Ltd. (formerly SuperCom Ltd.) (OTCBB: VUNCF.OB; Euronext: VUNC), a provider of incident management and active RFID solutions, today announced its unaudited financial results for the first quarter of 2007.

Business Highlights

•	Revenues of $2.7 million - up 33% vs. prior-year period

•
Continued progress in IRMS (Incidence Response Management Solution) business: purchase order received from an additional county government in Northeastern US; currently deploying IRMS system for the City of Los Angeles

•	Continued progress penetrating Active RFID and credentialing markets in accordance with the Company’s strategic plan

•
Name change and reverse split: after quarter end, Company’s name changed to ‘VUANCE LTD.’; reverse share split completed as a first step towards applying for listing of Common Stock on the Nasdaq Capital Market

Operating Results

Revenues for the quarter ended March 31, 2007 totaled $2.7 million, a 33% increase compared to revenues of $2.0 million in the first quarter of 2006.

Net loss for the first quarter of 2007 according to U.S. GAAP (Generally Accepted Accounting Principles) totaled $1.1 million, or $0.27 per share (after the Company’s reverse stock split, which was completed after the end of the quarter). This compared with a net loss of $725,000, or $0.18 per share (adjusted for reverse split), in the first quarter of 2006. The operating loss for the period totaled $883,000, compared with $750,000 in the first quarter of 2006.

On a non-GAAP basis, which excludes equity-based compensation, non-GAAP net loss totaled $864,000, or $0.22 per share, in the first quarter of 2007. The non-GAAP net loss for the prior-year period totaled $686,000, or $0.17 per share (post the reverse split). The non-GAAP operating loss for the first quarter of 2007 narrowed to $666,000, which represents a 6% reduction as compared with the non-GAAP operating loss of $711,000 in the first quarter of 2006. See the schedules to this release for a reconciliation of our GAAP and non-GAAP results.

Management Comments

“The first quarter was marked by revenue growth in line with our annual guidance, a reduced non-GAAP operating loss and strong business momentum in both our Incident Management and Active RFID tracking businesses,” stated Eyal Tuchman, Chief Executive Officer of Vuance Ltd.

“After completing our re-organization, during the past few months we have taken a number of steps to enhance our ability to penetrate high-value customers in the public safety, commercial and government sectors. Among these actions, we recently renamed the Company ‘Vuance Ltd.,’ and initiated a significant build-out of our professional services capabilities. In parallel, to enhance the liquidity and exposure of our shares within the investment community, we have carried out a ‘reverse split,’ thereby enabling us to apply for a listing of our common stock on the Nasdaq Capital Market.”

“From a business standpoint, we are progressing in line with our annual plan,” continued Mr. Tuchman. “We recently announced another major IRMS order, an important achievement that validates our business concept and product features. IRMS deployments currently underway in Los Angeles and completed in Columbus, Ohio, as well as orders from three Northeastern US counties, are serving as important reference accounts for our sales and marketing organization.”

“Taken as a whole, we are very pleased with the development of our business. With fast-growing markets, the right products and a talented and experienced management team, we are confident regarding our ability to achieve leadership positions in both of our core businesses,” concluded Mr. Tuchman.

Investor Conference Call

Vuance will host an investor conference call to discuss its first quarter 2007 operating results today, Tuesday, May 29, 2007 at 9:30 a.m. EDT (4:30 p.m. Israel Time). During the call, Mr. Eyal Tuchman, CEO, and Mr. Yaron Shalom, CFO, will discuss the Company’s first quarter results.

To participate in the conference call, please call one of the following numbers five minutes before 9:30 a.m. EDT (4:30 p.m. Israel Time):

In Israel: 03-9180691

In the US (toll free): 1-800-896-9108

In the UK (toll free): 0-800-051-8913

A replay of the teleconference will be available for a one-week period from 12:00 p.m. Eastern Time (6:00 p.m. Israel Time) on May 29, 2007 until midnight (EST) on June 4, 2007. To access the replay, please call one of the following numbers:

In Israel: 03- 9255937

In the US (toll free): 1-888-254-7270

In the UK (toll free): 0-800-028-6837

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Vuance uses non-GAAP measures of operational profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R). Vuance management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About Vuance Ltd.

Vuance Ltd. provides innovative incident management, active RFID and credentialing solutions to the public safety, commercial and government sectors. The Company’s Incident Response Management System (IRMS) is the industry's most comprehensive mobile credentialing and access control system, as required by Homeland Security and other initiatives. Its Active RFID is a complete, cost-effective solution for the continuous tracking of assets and individuals. For more information, visit the Company’s website at www.vuance.com.

Vuance Ltd. is headquartered in Qadima, Israel and its U.S. subsidiary, SuperCom, Inc., is based in McLean, Virginia. Vuance common stock is listed on the OTC Bulletin Board under the symbol “VUNCF” and on the Euronext Exchange under the symbol “VUNC”.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Contact:

In North America: RJ Falkner & Company, Inc., Investor Relations Counsel Tel: 800-377-9893 E-mail: info@rjfalkner.com	In Israel: Alex Somech Tel: +972-77-3456-302 Fax: +972-50-8961-570 Mobile: +972-54-4297-754 E-mail: alex@somech.name

(FINANCIAL HIGHLIGHTS FOLLOW)

FOR IMMEDIATE RELEASE
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	March 31,
	2006	2007
	Audited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,444	$1,897
Restricted cash deposit	859	710
Marketable securities:
Municipal bond	-	1,625
Other company	11,077	14,189
Trade receivables, net of doubtful accounts	2,625	2,806
Other accounts receivable and prepaid expenses	717	647
Inventories	270	292

Total current assets	17,992	22,166

INVESTMENTS AND LONG-TERM RECIVABLES:
Investment in restricted marketable securities of other company	4,431	2,045
Long term trade receivables	79	-
Severance pay fund	239	273

Total investments and long-term receivables	4,749	2,318

PROPERTY AND EQUIPMENT, NET	160	187

INTANGIBLE ASSETS AND DEFERRED CHARGES	197	411

TOTAL ASSETS	$23,098	$25,082

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	March 31,
	2006	2007
	Audited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$668	$2,136
Trade payables	823	913
Employees and payroll accruals	533	204
Accrued expenses and other liabilities	3,428	3,441

Totalcurrent liabilities	5,452	6,694

LONG-TERM LIABILITIES:
Convertible bonds	2,255	2,316
Long-term loan, net of current maturities	67	854
Accrued severance pay	323	356

Total long-term liabilities	2,645	3,526

COMMITMENTS AND CONTINGENT LIABILITIES

Shareholders' equity	15,001	14,862

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$23,098	$25,082

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Three months ended March 31,
	2006	2007
	Unaudited

Revenues	$2,013	$2,685
Cost of revenues	850	1,287

Gross profit	1,163	1,398

Operating expenses:
Research and development	294	188
Selling and marketing	1,028	1,519
General and administrative	591	540
Litigation settlement expenses	-	34

Total operating expenses	1,913	2,281

Operating loss	(750)	(883)
Financial income (expenses), net	22	(198)
Other income net	3	-

Net Income (loss)	$(725)	$(1,081)

Basic and diluted net loss per share (1)	$(0.18)	$(0.27)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share (1)	3,953,648	4,001,119

(1)	A 1 for 5.88235 reverse split of our common stock became effective for trading purposes on May 14, 2007. All earnings per share and weighted-average share amounts are presented on a post-split basis.

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Three months ended March 31, 2007
	GAAP	Adjustment		Non-GAAP
	Unaudited

Revenues	$2,685	-		$2,685
Cost of revenues	1,287	-		1,287

Gross profit	1,398	-		1,398

Operating expenses:
Research and development	188	(36)(a	)	152
Selling and marketing	1,519	(109)(a	)	1,410
General and administrative	540	(72)(a	)	468
Litigation settlement expenses	34	-		34

Total operating expenses	2,281	(217)		2,064

Operating loss	(883)	217		(666)
Financial income (expenses), net	(198)	-		(198)
Other income (expenses), net	-	-		-

Net Income (loss)	$(1,081)	$217		$(864)

Basic and diluted net loss per share (b)	$(0.27)	$0.05		$(0.22)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share (b)	4,001,119	4,001,119		4,001,119

(a) The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b) A 1 for 5.88235 reverse split of our common stock became effective for trading purposes on May 14, 2007. All earnings per share and weighted-average share amounts are presented on a post-split basis.

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Three months ended March 31, 2006
	GAAP	Adjustment		Non-GAAP
	Unaudited

Revenues	$2,013	-		$2,013
Cost of revenues	850	(1	)(a)	849

Gross profit	1,163	1		1,164

Operating expenses:
Research and development	294	(2	)(a)	292
Selling and marketing	1,028	(11	)(a)	1,017
General and administrative	591	(25	)(a)	566
Litigation settlement expenses	-	-		-

Total operating expenses	1,913	(38)		1,875

Operating loss	(750)	39		(711)
Financial income (expenses), net	22	-		22
Other income (expenses), net	3	-		3

Net Income (loss)	$(725)	$39		$(686)

Basic and diluted net loss per share (b)	$(0.18)	$0.01		$(0.17)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share (b)	3,953,648	3,953,648		3,953,648

(a) The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b) A 1 for 5.88235 reverse split of our common stock became effective for trading purposes on May 14, 2007. All earnings per share and weighted-average share amounts are presented on a post-split basis.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,
	2006	2007
	Unaudited	Unaudited
Cash flows from operating activities:
Net loss	$(725)	$(1,081)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	67	10
Accrued severance pay, net	18	(34)
Deferred stock compensation	(33)	216
Amortization of deferred charges	-	26
Amortization of discount on convertible bonds	-	61
Increase in trade receivables	(602)	(102)
Decrease in other accounts receivable and prepaid expenses	117	54
Decrease (increase) in inventories	129	(22)
Increase (decrease) in trade payables	(189)	70
Increase (decrease) in employees and payroll accruals	15	(329)
Increase in accrued expenses and other liabilities	245	62
Exchange differences on principle of long-term loan	-	16
Others	(1)	-

Net cash used in operating activities	(959)	(1,053)

Cash flows from investing activities:
Purchase of property and equipment	(30)	(37)
Capitalization of software and intangible assets	-	(168)
Amounts carried to deferred charges	-	(52)
Proceeds from short-term deposits, net	132	149
Investment in marketable Securities, net	(650)	(1,625)

Net cash provided by (used in) investing activities	(548)	(1,733)

Cash flows from financing activities:
Short-term bank credit, net	(93)	(193)
Proceeds from long-term loan	-	2,500
Principle payment of long-term loan	(43)	(68)

Net cash provided by (used in) financing activities	(136)	2,239

Decrease in cash and cash equivalents	(1,643)	(547)
Cash and cash equivalents at the beginning of the period	2,294	2,444

Cash and cash equivalents at the end of the period	$651	$1,897

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest	$19	$40

Supplemental disclosure of non-cash activities:

Accrued expenses related to issuance of shares	$69	$-
Trade payable related to capitalization of software	$-	$20